Mindwell Labs, Inc.
Profit and Loss
January 2019 - December 2022

	Jan - Dec 2019	Jan - Dec 2020	Jan - Dec 2021	Jan - Dec 2022	Total
Income					
Sales of Product			1,810.25	6,933.43	8,743.68
Total Income	$ 0.00	$ 0.00	$ 1,810.25	$ 6,933.43	$ 8,743.68
Cost of Goods Sold					
Contractors - Software Development	1,200.00	40,922.25		2,589.30	44,711.55
Content	2,000.00	25,191.02	30,384.39	6,226.93	63,802.34
Design	12,500.00	33,750.00	50,278.00	13,500.00	110,028.00
Engineering		18,002.08	72,045.33	88,109.48	178,156.89
Marketing			23,279.75	994.75	24,274.50
Product			3,545.63	2,408.64	5,954.27
UI/UX		12,475.00	6,675.00	2,000.00	21,150.00
Total Contractors - Software Development	$ 15,700.00	$ 130,340.35	$ 186,208.10	$ 115,829.10	$ 448,077.55
Other Costs					0.00
Business Meetings	2,125.40	4,828.82	3,855.29	10.00	10,819.51
Continuing Education & Research		641.09	1,049.99	3,342.46	5,033.54
Travel & Lodging	444.11	1,798.61	1,807.93	614.47	4,665.12
Total Other Costs	$ 2,569.51	$ 7,268.52	$ 6,713.21	$ 3,966.93	$ 20,518.17
Software Development Cost Adjustment		-110,087.10	-141,602.34	-92,663.28	-344,352.72
Total Cost of Goods Sold	$ 18,269.51	$ 27,521.77	$ 51,318.97	$ 27,132.75	$ 124,243.00
Gross Profit	-$ 18,269.51	-$ 27,521.77	-$ 49,508.72	-$ 20,199.32	-$ 115,499.32
Expenses					
Advertising & Marketing	1,012.62	1,191.94	2,288.12	14,716.51	19,209.19
Amortization Expense			17,790.45	42,697.08	60,487.53
Bank Charges & Fees	-25.00	101.00	57.00	400.00	533.00
Donor Processing Fees				9,067.50	9,067.50
Legal & Professional Services	1,500.00	2,715.00	1,425.38	3,125.00	8,765.38
Meals & Entertainment	428.82	1,419.45	807.04	1,212.98	3,868.29
Office Supplies & Expenses	184.86	1,320.53	2,432.08	1,264.46	5,201.93

Outside Consulting Services							2,602.50		2,602.50
Rent & Lease		654.99		189.95		907.00		3,671.00	5,422.94
Taxes & Licenses		1,350.00		510.00		500.00		195.00	2,555.00
Technology Expense		2,426.41		10,808.35		8,498.13		8,769.88	30,502.77
Telephone & Internet		169.95							169.95
Total Expenses	$	7,702.65	$	18,256.22	$	34,705.20	$	87,721.91	$ 148,385.98
Net Operating Income	-$	25,972.16	-$	45,777.99	-$	84,213.92	-$	107,921.23	-$ 263,885.30
Other Income									
Dividend Income				1.29		8.37		139.56	149.22
Total Other Income	$	0.00	$	1.29	$	8.37	$	139.56	$ 149.22
Net Other Income	$	0.00	$	1.29	$	8.37	$	139.56	$ 149.22
Net Income	-$	25,972.16	-$	45,776.70	-$	84,205.55	-$	107,781.67	-$ 263,736.08

Friday, Oct 13, 2023 11:53:47 AM GMT-7 - Accrual Basis

Mindwell Labs, Inc.
Balance Sheet
As of December 31, 2022

	Jan - Dec 2019	Jan - Dec 2020	Jan - Dec 2021	Jan - Dec 2022
ASSETS				
Current Assets				
Bank Accounts				
BREX Cash (3745)		31,751.29	11,097.27	9,111.83
CHASE Bank Account (9606)	47,276.64	82,205.95	7,470.21	37,591.99
Total Bank Accounts	$ 47,276.64	$ 113,957.24	$ 18,567.48	$ 46,703.82
Other Current Assets				
Uncat Asset (do not use)		0.00	0.00	0.00
Total Other Current Assets	$ 0.00	$ 0.00	$ 0.00	$ 0.00
Total Current Assets	$ 47,276.64	$ 113,957.24	$ 18,567.48	$ 46,703.82
Other Assets				
Software Development Asset		110,087.10	251,689.44	344,352.72
_ Accumulated Amortization		0.00	-17,790.45	-60,487.53
Total Other Assets	$ 0.00	$ 110,087.10	$ 233,898.99	$ 283,865.19
TOTAL ASSETS	$ 47,276.64	$ 224,044.34	$ 252,466.47	$ 330,569.01
LIABILITIES AND EQUITY				
Liabilities				
Current Liabilities				
Credit Cards				
Brex Credit Card	13,248.80	793.20	682.88	1,530.09
Total Credit Cards	$ 13,248.80	$ 793.20	$ 682.88	$ 1,530.09
Other Current Liabilities				
Accrued Expenses		0.00	7,738.00	11,875.00
Total Other Current Liabilities	$ 0.00	$ 0.00	$ 7,738.00	$ 11,875.00
Total Current Liabilities	$ 13,248.80	$ 793.20	$ 8,420.88	$ 13,405.09
Total Liabilities	$ 13,248.80	$ 793.20	$ 8,420.88	$ 13,405.09
Equity				
Member's Investment	60,000.00	295,000.00	400,000.00	580,900.00

Opening Balance Equity		0.00	0.00	0.00
Retained Earnings	0.00	-25,972.16	-71,748.86	-155,954.41
Net Income	-25,972.16	-45,776.70	-84,205.55	-107,781.67
Total Equity	$ 34,027.84	$ 223,251.14	$ 244,045.59	$ 317,163.92
TOTAL LIABILITIES AND EQUITY	$ 47,276.64	$ 224,044.34	$ 252,466.47	$ 330,569.01